Exhibit (d)(41)

May 15, 2015

MML Investment Advisers, LLC

100 Bright Meadow Blvd.

Enfield, CT 06082

Attention: RS Investment Management

Ladies and Gentlemen:

MML Investment Advisers, LLC (“MML Advisers”) and Babson Capital Management LLC, (“Subadviser”) have entered into a Subadvisory Agreement dated as of May 15, 2015 (the “Agreement”). In the Agreement MML Advisers has retained the Subadviser to manage the assets of the MML Asset Momentum Fund (“Fund”). In connection with the performance by the parties of their respective obligations under the Agreement, the parties wish to set out certain operating protocols and understandings:

1. MML Advisers agrees that the Subadviser, at its discretion and for any purpose (including for the purpose of fraud prevention, audit, the provision of services by any third party, debt collection, or required by any competent government or regulatory body), may share any information, details or data relating to MML Advisers or the Fund with any affiliate of the Subadviser or any third party service provider. The Subadviser shall remain liable to MML Advisers and the Fund for any recoverable loss or damage incurred by MML Advisers or the Fund as a result of the gross negligence, breach or default of any such affiliate or third party. MML Advisers also agrees that information about MML Advisers and the Fund may be processed offshore.

2. MML Advisers represents and warrants on behalf of the Fund that the Fund is a “qualified eligible person” as defined in Commodity Futures Trading Commission (“CFTC”) Rule 4.7, and consents to the Fund being treated as an exempt account under CFTC Rule 4.7.

3. MML Advisers represents and warrants that MML Advisers and the Fund are registered with the CFTC and are members of the U.S. National Futures Association, to the extent, if any, required by their activities.

4. MML Advisers does not consider firms that execute portfolio transactions for the Fund to be agents of the Subadviser for the purposes of the Agreement.

Very truly yours,

Babson Capital Management LLC

By:	/s/ Michael Farrell
Name:	Michael Farrell
Title:	Managing Director

Acknowledged and agreed:

MML Investment Advisers, LLC

By:	/s/ Brian Haendiges
Name:	Brian Haendiges
Title:	Vice President